UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BIOTIE THERAPIES OYJ

(Name of Subject Company (Issuer))

ACORDA THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Ordinary shares, no nominal value (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing 80 ordinary shares, no nominal value

Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)

Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)

Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)

Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)

Share units under the January 2, 2014 equity incentive plan (“2014 Share Rights”)

Option rights awards under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)

Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

09074D103 (ADSs)

None (2011 Option Rights)

None (2014 Option Rights)

None (2016 Option Rights)

None (2011 Share Rights)

None (2014 Share Rights)

None (Swiss Option Rights)

None (Warrants)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$367,900,597.37	$37,047.59

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all issued and outstanding equity securities of Biotie Therapies Oyj for the following amounts: €0.2946 per Share for 980,921,795 Shares (including Shares represented by ADSs), €0.2946 minus the applicable subscription price for each 2011 Option Right, 2014 Option Right, 2016 Option Right, 2011 Share Right and 2014 Share Right, and €0.1664 per Warrant for 220,400,001 Warrants. The transaction valuation was calculated in euros and converted into U.S. dollars using the euro to U.S. dollar exchange rate of $1.101 per €1 as of March 4, 2016, as published by the Federal Reserve Bank.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,047.59	Filing Party: Acorda Therapeutics, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 11, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Acorda Therapeutics, Inc., a Delaware corporation (“Acorda” or the “Offeror”), on March 11, 2016. The Schedule TO relates to the tender offer for all of the issued and outstanding ordinary shares, no nominal value (the “Shares”), all of the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), all of the outstanding Option Rights (as defined below), all of the outstanding Share Rights (as defined below) and all of the outstanding warrants issued on May 28, 2015 (the “Warrants”) (the outstanding Shares, ADSs, Option Rights, Share Rights and Warrants, collectively, the “Equity Interests”) in Biotie Therapies Oyj, a public limited liability company organized under the laws of Finland (“Biotie” or the “Company”), that are not held by the Company or its subsidiaries (the “Tender Offer”). “Option Rights” means, collectively, option rights granted under the option plan resolved upon by the board of directors of the Company (the “Board of Directors”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”) and option rights granted under the Swiss option plan dated June 17, 2008 (the “Swiss Option Rights”). “Share Rights” means, collectively, share units under the equity incentive plan resolved upon by the Board of Directors of the Company on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights”).

The Tender Offer is being made pursuant to the offer to purchase (the “Tender Offer Document”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, the Letter of Transmittal for ADSs (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, the Acceptance Form for Shares (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(C) to the Schedule TO, the Acceptance Form for Uncertificated Equity Instruments (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(D) to the Schedule TO, and the Acceptance Form for Certificated Equity Instruments (including any instruction letter attached thereto), the form of which is attached hereto as Exhibit (a)(1)(E) to the Schedule TO (such acceptance forms and attached instructions, the “Acceptance Forms”), in each case, together with any amendments or supplements thereto.

The amendments and supplements set forth below are also included in a standalone Supplement to the Tender Offer Document, of which the Finnish language version has been approved by the Finnish Financial Supervisory Authority on March 18, 2016 and of which the English language version is attached hereto as Exhibit (a)(1)(M). Acorda issued a press release announcing such amendments and supplements on March 18, 2016, which is attached hereto as Exhibit (a)(5)(A).

Items 1 through 9, and Item 11.

The Tender Offer Document and, to the extent such items incorporate by reference the below amended sections of the Tender Offer Document (except new Annex H thereto), Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

Summary Term Sheet

The response on page 17 of the Tender Offer Document to “If the Tender Offer is consummated, will the Company continue as a public company?” is hereby amended and restated as follows (amendments bold underlined):

If following the purchase of Equity Interests in the Tender Offer we do not own all of the Equity Interests, we expect to acquire all Equity Interests through the Subsequent Compulsory Redemption or otherwise.

Once we acquire all Equity Interests, the Company will no longer be publicly-owned. Following completion of the Tender Offer but prior to the completion of the Subsequent Compulsory Redemption, there may be so few remaining shareholders and publicly-held ADSs that the ADSs will no longer be eligible to be traded on NASDAQ Global Select Market (“Nasdaq US”), there may not be a public trading market for ADSs of the Company, and the Company may no longer be required to make filings with the U.S. Securities and Exchange Commission (the “SEC”) or otherwise comply with the rules of the SEC relating to publicly-held companies. Once we own all of the Equity Interests, we plan to delist the Shares from NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”). See Section 4.15—“Certain Effects of the Tender Offer.

Section 4.2—“Conditions to Completion of the Tender Offer”

The lead-in language of the first sentence of Section 4.2 of the Tender Offer Document, up to the colon (:), on page 44, is hereby amended and restated as follows (amendments bold underlined):

The obligation of the Offeror to accept for payment the Equity Interests validly tendered and not withdrawn during the Offer Period will be subject to the fulfilment or, to the extent permitted by applicable law, waiver by the Offeror of the following conditions, determined as of the expiration of the Offer Period, on or prior to the date of the Offeror’s announcement of the preliminary result with respect to the Offer Period (“Conditions to Completion”):

The second paragraph of Section 4.2 of the Tender Offer Document, on page 44, is hereby amended and restated as follows (amendments bold underlined):

Fulfillment of the Conditions to Completion, including fulfillment of the Minimum Condition, will be determined as of the expiration of the Offer Period on the next Finnish banking day after the Expiration Date, based on the preliminary results with respect to the Offer Period then available. Such results may be subject to change based on a finalization count, which will be available on the third (3rd) Finnish banking day after the Expiration Date. However, no such change will impact fulfillment of the Conditions to Completion.

Annexes

The Tender Offer Document is hereby supplemented by a new annex, Annex H, which consists of the financial statements of Biotie for the financial year ended December 31, 2015.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(1)(M)	Supplement No. 1 to the Tender Offer Document.

(a)(5)(A)	Press release dated March 18, 2016.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACORDA THERAPEUTICS, INC.

By	/s/ Michael Rogers
Name:	Michael Rogers
Title:	CFO

Date:	March 18, 2016

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Tender Offer Document. †

(a)(1)(B)	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9). †

(a)(1)(C)	Form of Acceptance Form and Cover Letter for Shares. †

(a)(1)(D)	Form of Acceptance Form and Cover Letter for Uncertificated Equity Instruments. †

(a)(1)(E)	Form of Acceptance Form and Cover Letter for Certificated Equity Instruments. †

(a)(1)(F)	Marketing Brochure for holders of Shares, dated March 11, 2016. †

(a)(1)(G)	Letter from the CEO of Acorda to holders of Shares, dated March 11, 2016. †

(a)(1)(H)	Instruction Letter for Account Operators, dated March 11, 2016. †

(a)(1)(I)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016. †

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016. †

(a)(1)(K)	Summary Advertisement as published by the Wall Street Journal on March 11, 2016. †

(a)(1)(L)	English translation of Finnish advertisements to be as published by Finnish daily newspapers, Aamulehti, Helsingin Sanomat and Turun Sanomat, on March 14 and March 15, 2016 and displayed on television screens in customer offices of Pohjola Bank plc. †

(a)(1)(M)	Supplement No. 1 to the Tender Offer Document.

(a)(5)(A)	Press release dated March 18, 2016.

(b)	None.

(d)(1)	Combination Agreement, dated as of January 19, 2016, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Offeror on January 19, 2016).

(d)(2)	Forms of Irrevocable Undertaking. †

(d)(3)	Confidentiality Agreement, dated as of November 30, 2015, between the Company and the Offeror. †

(g)	None.

(h)	None.

†	Previously filed.